UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes  ☐            No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes  ☐            No   ☒

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration

Statement on Form F-3ASR (File No. 333-188176)

EXHIBITS

Exhibit Number		Description

1.1	—	Underwriting Agreement, dated November 19, 2015, among Grupo Televisa, S.A.B., as Issuer, and Goldman, Sachs & Co., HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC, as Underwriters.

4.1	—	Eighteenth Supplemental Indenture, dated as of November 24, 2015, among Grupo Televisa, S.A.B., as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 4.625% Senior Notes due 2026.

4.2	—	Nineteenth Supplemental Indenture, dated as of November 24, 2015, among Grupo Televisa, S.A.B., as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 6.125% Senior Notes due 2046.

4.3	—	Form of Global Note representing the 4.625% Senior Notes due 2026 (included in Exhibit 4.1).

4.4	—	Form of Global Note representing the 6.125% Senior Notes due 2046 (included in Exhibit 4.2).

5.1	—	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

5.2	—	Opinion of Mijares, Angoitia, Cortés y Fuentes, S.C.

23.1	—	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included as part of its opinion filed as Exhibit 5.1).

23.2	—	Consent of Mijares, Angoitia, Cortés y Fuentes, S.C. (included as part of its opinion filed as Exhibit 5.2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: November 24, 2015	By	/s/ Joaquín Balcárcel Santa Cruz
	Name:	Joaquín Balcárcel Santa Cruz
	Title:	General Counsel